FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 8, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 8,        2004                                    By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


6 January 2004                Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 14,306 Ordinary shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 7 January 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

7 January 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


7 January 2004                Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 2,031 Ordinary shares in the Company to participants in the SmithKline Beecham Mid
                              Term Incentive Plan.


The Company was advised of this transaction on 7 January 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

7 January 2004

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Directors or connected persons, arising from the purchase of Ordinary Shares on 6 January 2004 under a Single Company ISA at a price of (pound)12.61 per Ordinary Share:

Mr J D Coombe                            3

Mrs G A Coombe                           3
(wife of Mr J D Coombe)

Sir Peter Job                            5


The Company and Directors were advised of this information on 7 January 2004.




S M Bicknell
Company Secretary

7 January 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


7 January 2004                Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 11,736 Ordinary shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 8 January 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

8 January 2004

                              Directors' Interests



The Administrators of the GlaxoSmithKline Executive Supplemental Savings Plan notified the Company and the under-mentioned Directors on 7 January 2004 of changes in their interests in Ordinary Share ADRs arising from an increase in their interests under the Annual Investment Plan feature following the re-investment of the dividend paid to shareholders on 6 January 2004 at a price of $46.72 per share:-


Dr J P Garnier                                                   232

Dr T Yamada                                                      149


The Company and Directors were advised of this information on 7 January 2004.

S M Bicknell
Company Secretary

8 January 2004

                               Directors Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)12.60 per Ordinary Share on 6 January 2004 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe     Acquisition of 3 Ordinary Shares under the Dividend
                  Reinvestment element of the Plan

Mr Coombe and the Company were advised of this information on 8 January 2004.



S M Bicknell
Company Secretary

8 January 2004